Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on December 2, 2021

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd., that our Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, December 2, 2021, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.
To approve the re-election of each of Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve an amendment to the Company’s Compensation Policy for executive officers and directors regarding insurance premium limits;

3.	To approve an amendment to the terms of employment of Mr. Doron Gerstel, the Company’s Chief Executive Officer;

4.
To approve amendments to the articles of association of the Company (the “Articles of Association”) and amended and restated memorandum of association (the “Memorandum of Association”) reflecting an increase of the Company’s registered share capital by additional 16,666,667 Ordinary Shares, such that following the increase, the Company’s registered share capital will consist of 60,000,000 Ordinary Share, par value NIS 0.03; and

5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2021, and their service until the next annual general meeting of shareholders, and to authorize our board of directors (the “Board”), upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

   The approval of Proposal No. 2 is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

   For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company); for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your Shares will not be voted for Proposal No. 2.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about November 10, 2021, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/investors/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 1, 2021 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on December 1, 2021, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on December 1, 2021, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

ii

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel, at +972-73-398-1571.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than November 22, 2021 at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than November 2, 2021.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: October 26, 2021

iii

PROXY STATEMENT

Perion Network Ltd.
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on December 2, 2021

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors (the “Board”) for use at our Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Thursday, December 2, 2021, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.
To approve the re-election of each of Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;

2.	To approve an amendment to the Company’s Compensation Policy for executive officers and directors regarding insurance premium limits;

3.	To approve an amendment to the terms of employment of Mr. Doron Gerstel, Company’s Chief Executive Officer;

4.
To approve amendments to the articles of association of the Company (the “Articles of Association”) and amended and restated memorandum of association (the “Memorandum of Association”) reflecting an increase of the Company’s registered share capital by additional 16,666,667 Ordinary Shares, such that following the increase, the Company’s registered share capital will consist of 60,000,000 Ordinary Share, par value NIS 0.03; and

5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2021, and their service until the next annual general meeting of shareholders, and to authorize our Board, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on November 1, 2021 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magna.isa.gov.il.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by: giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on December 1, 2021, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than November 22, 2021, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, attn: Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP of Legal and General Counsel at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: VP of Legal and General Counsel, or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our VP of Legal and General Counsel must receive the written proposal no later than November 2, 2021.

Quorum and Voting Requirements

As of October 20, 2021, we had a total of 34,951,053 issued and outstanding Ordinary Shares (such amount excludes 115,339 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2021; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the Proposal, your broker will not be permitted to vote your shares on the Proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the Proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about November 10, 2021. This proxy statement and the accompanying proxy card are also available to the public through one the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2021 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of our shares as of October 20, 2021, by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares.

Beneficial ownership of shares is determined in accordance with the Exchange Act and the rules promulgated thereunder, and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are issuable pursuant to an outstanding right within 60 days of a specified date are deemed to be outstanding and beneficially owned by the person holding the right for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 34,951,053 Ordinary Shares issued and outstanding as of October 20, 2021 (such amount excludes 115,339 Ordinary Shares held by the Company).

Except as indicated in the footnotes to this table, to our knowledge, each shareholder in the table have voting and investment power for the shares shown as beneficially owned by such shareholder, except to the extent the power is shared by spouses under community property law. Our major shareholders do not have different voting rights than our other shareholders.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percentage

Private Capital Management, LLC(1)	2,386,268	6.82%
Zack and Orli Rinat(2)	2,161,449	6.18%
Renaissance Technologies LLC(3)	1,818,025	5.20%
The Phoenix Holdings Ltd. (4)	1,867,870	5.34%

(1)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 5, 2021, by Private Capital Management, LLC (“PCM”). PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion. The address of PCM is 8889 Pelican Bay Boulevard, Suite 500, Naples, Florida 34108.

(2)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on January 16, 2014, by Zack and Orli Rinat. The Ordinary Shares are held by Zack Rinat and Orli Rinat as community property. The address of Zack and Orli Rinat is 26319 Esperanza Drive Los Altos Hills, CA.

(3)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the SEC on February 12, 2020, by Renaissance Technologies LLC (“RTC”) and Renaissance Technologies Holdings Corporation (“RTHC”). RTHC owns the majority of the membership interests of RTC. As the holder of the majority of the membership interests of RTC, RTHC has shared voting or dispositive power over the 1,818,025 Ordinary Shares held by RTC. The address of each of RTC and RTHC is 800 Third Avenue New York, New York 10022.

(4)
Based on a Schedule 13G filed October 25, 2021, these shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2020, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report.

CORPORATE GOVERNANCE

Board of Directors

The following table sets forth information about our directors as of October 20, 2021:

Name	Age	Position
Eyal Kaplan*(1)(2)	62	Chairperson of the board of directors
Doron Gerstel	61	Chief Executive Officer and Director
Dror Erez*(1) (3)	52	Director
Sarit Firon*(1) (4)	55	Director
Michael Vorhaus*(2) (4)	63	Director
Rami Schwartz* (3)(4)	63	Director
Joy Marcus*(2)(3)	60	Director

*	Independent director under the Nasdaq Listing Rules.
(1)	Member of our investment committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
(4)	Member of our audit committee.

Our Board currently consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually.

BOARD COMMITTEES

Our audit committee currently consists of Ms. Sarit Firon (chair), Mr. Michael Vorhaus and Mr. Rami Schwartz; our compensation committee consists of Ms. Joy Marcus (chair), Mr. Dror Erez and Mr. Rami Schwartz; our nominating and governance committee consists of Mr. Michael Vorhaus (chair), Mr. Eyal Kaplan and Ms. Joy Marcus; and our investment committee consists of Mr. Eyal Kaplan (chair), Ms. Sarit Firon and Mr. Dror Erez.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors, other than Mr. Doron Gerstel, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our Board has further determined that each member of our audit committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of audit committees and compensation committees, respectively.

Our Board has determined that Ms. Sarit Firon who serves as a chairperson of our audit committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for re-election at the Meeting is set forth below and biographical information concerning Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz, the nominees for re-election, is set forth below under Proposal 1.

Continuing Directors

Eyal Kaplan has been the chairperson of the board of directors of the Company since May 2018. Mr. Kaplan is also the chairperson of Expand Investments, an advisory and consulting firm focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he was the chair of the finance committee and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Michael Vorhaus has been a director of the Company since April 2015. Mr. Vorhaus also serves as a director of Altimar Acquisitions Corporation (NYSE: ATAC). Mr. Vorhaus also serves as a director of Popreach (TSE: POPR). In September of 2018, Mr. Vorhaus founded Vorhaus Advisors and is CEO of the firm. He works with many of the leading gaming and digital content companies in the U.S., as well as numerous start-ups. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has been a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including EVP and GM Digital Video at Condé Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at MTV Networks, a division of Viacom and GM North America for DailyMotion (acquired by Orange/France Telecom). She is the co-founder of Brilliant Friends Investing, an investment group that focuses on late seed and early-stage tech enabled companies led by women. She sits on the Board of digital media company Qwire, and the nonprofits New York Tech Alliance and The Video Consortium. Joy is currently a full time Lecturer on Entrepreneurship at Princeton University where she was the James Wei Visiting Professor in Entrepreneurship in 2014 and is a Venture Fellow at VC firm JVP. Joy graduated Magna Cum Laude from Princeton University and has a JD from NYU Law School and completed the management course in Finance & Accounting at Columbia University Graduate School of Business.

Dror Erez has been a director of the Company since January 2014. In 2005, Mr. Erez co-founded Conduit and served as its Chief Technology Officer until January 2014, when he became Conduit’s President and in May, 2018 became Conduit’s chairperson of the board of directors for a year. Mr. Erez is also a member of the Conduit board of directors. Mr. Erez is now advising for startups and VCs on strategy, product and technology. Prior to founding Conduit, he served in various executive roles in private technology companies. Mr. Erez holds a B.A. in Physics and Computer Science from Bar Ilan University.

PROPOSAL ONE

ELECTION OF MR. DORON GERSTEL, MS. SARIT FIRON AND MR. RAMI SCHWARTZ TO
SERVE AS A DIRECTOR OF THE COMPANY

At the Meeting, you will be asked to re-elect Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz to our Board to serve until our third annual general meeting of shareholders following this Meeting or their earlier resignation or removal, as applicable. Each of Ms. Sarit Firon and Mr. Rami Schwartz qualifies as an “independent director” under the Nasdaq Listing Rules and each of Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz complies with all requirements under the Companies Law for serving as a director. Ms. Sarit Firon, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles of Association and applicable law. The nomination of Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz has been approved by our nominating and governance committee and our Board.

In accordance with the Companies Law, each of Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz has certified to us that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

Mr. Gerstel will not be compensated for his role as director.

A brief biography for each of Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz is set forth below:

Doron Gerstel has been a director of the Company since May 2018, and the Chief Executive Officer of the Company since April 2017. In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr. Gerstel holds a BSc in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

Sarit Firon has has been an external director of the Company since January 2017 and following the Company’s opt out from the Israeli external directors regime in August 2019, continued as an independent director. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq:CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq:RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the board of directors of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq:MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel.

Rami Schwartz has been a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply, the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software) and an EIR at Cedar Fund. Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to re-elect Mr. Doron Gerstel, Ms. Sarit Firon and Mr. Rami Schwartz to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or their earlier resignation or removal, as applicable.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY FOR
EXECUTIVE OFFICERS AND DIRECTORS REGARDING INSURANCE PREMIUM LIMITS

As required by the Companies Law, the Company has adopted a compensation policy (the “Compensation Policy”) which sets forth the terms of office and employment of its office holders, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services. The term “office holder,” as defined in the Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

Our shareholders adopted a new Compensation Policy for Directors and Officers on February 6, 2020.

Pursuant to the Companies Law, our Compensation Policy must be reviewed from time to time by our compensation committee of the Board (the “Compensation Committee”) and the Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders.

D&O Insurance

In light of the Israeli Securities Authority’s legal position number 21-101, as amended in June 2020 and August 2020, regarding the necessity to refer to the annual premium in compensation policies, it is proposed to amend the Compensation Policy such that the limitations on the premium that may be paid by the Company under its directors’ and officers’ liability insurance, included in Sections 17.2.1, 17.3.2 and 17.4.1, will be removed as follows (additions are underlined and bold, and deletions are struck through):

17	Insurance and Indemnification

17.1
Perion may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Perion, all subject to applicable law and the Company’s articles of association.

17.2	Perion will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

17.2.1	Reserved ~~The annual premium to be paid by Perion shall not exceed 1.5% of the aggregate coverage of the Insurance Policy~~;

17.2.2
The limit of liability of the insurer shall not exceed the greater of $100 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

17.2.3
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Perion’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

17.3
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Perion shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

17.3.1
The limit of liability of the insurer shall not exceed the greater of $100 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

17.3.2	Reserved ~~The annual premium shall not exceed 400% of the last paid annual premium~~; and

17.3.3
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

17.4	Perion may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

17.4.1	Reserved ~~The additional premium for such extension of liability coverage shall not exceed 200% of the last paid annual premium~~; and

17.4.2
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company’s Compensation Policy, as detailed in the Proxy Statement, dated October 26, 2021.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE TERMS OF EMPLOYMENT OF
MR. DORON GERSTEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

We design our compensation programs to support the creation of shareholders’ value while also maintaining our ability to recruit and retain talent, and view long-term incentive compensation in the form of equity awards as a critical element of the compensation package offered to our executives.

Accordingly, our Compensation Committee and Board evaluate our executive compensation program and practices on a regular basis to ensure that it is consistent with our short-term and long-term targets.

In line with these objectives, during 2021, our Compensation Committee and Board engaged Aon Reward Solutions (Radford) and Zviran as independent compensation advisors to provide data and analysis on equity based compensation trends and practices of peer companies.

As a result of such analysis, our Compensation Committee designed a compensation program for our executives which combines performance-based equity component in the form of restricted share units (RSUs) the vesting of which is linked to business and financial KPIs, along with multi-year vesting component for retention purposes.

At the Meeting, shareholders will be asked to approve an amendment to the compensation terms of Mr. Doron Gerstel, our Chief Executive Officer, in light of the recently approved executives’ compensation program mentioned above.

Mr. Gerstel serves as our Chief Executive Officer from April 2017 and as a director of the Company since May 2018. His monthly base salary is NIS 130,000 (equivalent to approximately $40,435), effective as of January 1, 2021, as approved by the annual general meeting of our shareholders held in December 2020. Mr. Gerstel is also entitled to customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Gerstel is not compensated for his role as director.

Mr. Gerstel is also entitled for a target annual cash bonus of up to a maximum of twelve (12) monthly salaries, or eighteen (18) in case of over achievement, subject to performance matrix to be approved by the Company’s Compensation Committee and Board on an annual basis, while up to 25% of such annual bonus may be discretionary and not subject to measurable performance indexes. In addition, our Compensation Committee and the Board are authorized to grant Mr. Gerstel, from time to time, a special bonus in accordance with and subject to our Compensation Policy for Directors and Officers.

2019 Grants

At the meeting of our shareholders held in April 2019, Mr. Gerstel was granted with options to purchase 150,000 Ordinary Shares, with a 3-year vesting schedule (the “2019 Options”). The exercise price per share for the shares underlying the 2019 Options is as follows: (i) the first 75,000 of shares underlying the 2019 Options are exercised at a price per share equal to $2.87, which is the weighted average closing price of our Ordinary Shares on Nasdaq in the last 90 days prior to the date of approval of the grant by our Board, as reported by the Nasdaq Stock Market (the “Base PPS”); and (ii) the remaining 75,000 of shares underlying the 2019 Options are exercised at a price per share equal to $3.30 which is a price 15% higher than the Base PPS. The 2019 Options are subject to the terms and conditions of the Company’s Equity Incentive Plan, as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”) and the terms of the option agreement issued to Mr. Gerstel pursuant to the Company’s Incentive Plan. The Options are exercisable for cash or on a “cashless” basis, at the election of Mr. Gerstel, and have a term of six years, which will not be shorten in the event that employment terminates prior thereto, except in the event of termination for “Cause” (as defined in Mr. Gerstel’s employment agreement). The vesting schedule of the Option will fully accelerate (the “Acceleration Provision”) (i) upon the closing of a “Transaction” (as defined in Mr. Gerstel’s employment agreement) or (ii) if Mr. Gerstel is terminated without “Cause” or if he resigns as a result of being demoted or relocated, in each case, within 12 months following a “Change of Control” (as defined in Mr. Gerstel’s employment agreement, which also include the definition of “Change in Board Event”). As of the date of this Proxy Statement, 12,500 options under the 2019 Options remain unvested.

2020 Grants

At the annual general meeting of our shareholders held in December 2020, Mr. Gerstel was granted with 500,000 RSUs, which vest over a three-year period commencing as of February 1, 2021, with a 6-month cliff after which RSUs continued to vest on a quarterly basis over the following ten (10) quarters, unless such RSUs have been cancelled in accordance with the employment terms of Mr. Gerstel (the “RSU Grant”). The RSU Grant includes the Acceleration Provision. As of the date of this Proxy Statement, 416,700 RSUs under the RSU Grant remain unvested.

In addition, at the same meeting, our shareholders approved a one-time grant to Mr. Gerstel of performance based options to purchase 225,000 ordinary shares linked to certain KPI’s in connection with the renewal of the strategic partnership agreement with Microsoft Bing (the “2020 Options”), whereas 50% of the 2020 Options vested upon the renewal of the Search Distribution Agreement by and between the Company and Microsoft Ireland Operations Limited which occurred on November 2, 2020 (the “Renewal Date”), and the remaining 50% of the 2020 Options vest in two equal portions on each anniversary of the Renewal Date. The exercise price per share for the Ordinary Shares underlying the 2020 Options is the weighted average closing price of our ordinary shares in the last 90 days, as reported by the Nasdaq Stock Market, prior to the date of approval of the grant by our Board. As of the date of this Proxy Statement, 112,500 options under the 2020 Options remain unvested.

The 2020 Options are also exercisable for cash or on a “cashless” basis, at the election of Mr. Gerstel, and have a term of six years, which will not be shorten in the event that employment terminates prior thereto, except in the event of termination for “Cause” (as defined in Mr. Gerstel’s employment agreement). All of the equity awards mentioned above include the Acceleration Provision, are subject to the terms and conditions of the Company’s Incentive Plan and the terms of the applicable grant agreements issued to Mr. Gerstel pursuant to the Company’s Incentive Plan.

Proposed Equity Grant

As part of an ongoing long-term retention plan which is also aligned with the objectives of the executives’ compensation program mentioned above, following our Compensation Committee and Board approvals, and subject to the approval of our shareholders, it is being proposed that Mr. Gerstel will also take part in such new executive compensation program and be granted with 125,000 RSUs, 43,750 of which will be subject to the Company exceeding certain (i) revenues and profitability, and (ii) EBITDA targets that were set by the Board, measured over any consecutive 4-quarter period during Mr. Gerstel’s service as Company’s CEO and commencing as of October 1, 2021, and 81,250 of which will vest over a three-year period commencing as of January 1, 2022, with a 12-month cliff after which the RSUs will continue to vest on a quarterly basis over the following eight (8) quarters, in both cases, unless such RSUs have been cancelled in accordance with the employment terms of Mr. Gerstel (the “2021 RSU Grant”). The grant date is the date of the Board’s approval, which occurred on October 25, 2021. The 2021 RSU Grant includes the Acceleration Provision (with Change in Board Event measured as of the date of the shareholders meeting).

All other employment terms shall remain unchanged. For further information on the compensation terms of Mr. Gerstel, including the definitions of certain terms referenced above, please see our Annual Report.

The shareholders vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal is not approved by the affirmative vote of our shareholders, the Company will not be authorized to amend the terms of employment of our Chief Executive Officer as described in this Proxy Statement.

In accordance with our Compensation Policy, our Compensation Committee and Board reviewed a comprehensive benchmark analysis of CEO terms of peer companies, which also included a survey of compensation terms of 12 peer companies prepared by an independent compensation advisor, Prof. Moshe Zviran, and reviewed other recent public filings of certain peer companies with respect to CEO compensation. The peer group companies are such that are operating in technology sectors, and which are similar in their characteristics to the Company based on characteristics such as companies’ size, revenues, market capitalization, number of employees and operating arena (in Israel or globally). Accordingly, such peer group (as updated by more recent publicly available information) included, among others, high-tech Israeli dual listed companies and Israeli companies listed in the U.S., and was approved by our Compensation Committee. According to such survey, Mr. Gerstel’s total compensation falls approximately at the 90th percentile compared to the CEO terms of the abovementioned group of peer companies.

The proposed amendments to the employment terms of Mr. Gerstel were approved by our Compensation Committee and Board, reflect Mr. Gerstel’s experience and are based on a comprehensive compensation survey provided to the Compensation Committee and the Board and the terms of our Compensation Policy. The terms of employment of Mr. Gerstel, as proposed to be amended, are consistent with our Compensation Policy.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments to the terms of employment of Mr. Doron Gerstel, Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated October 26, 2021.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FOUR

AMEDMENTS TO THE COMPANY’S CHARTER DOCUMENTS

At the Meeting, shareholders will be asked to approve amendments to the Articles of Association of the Company and Memorandum of Association in order to increase the Company’s registered share capital by additional 16,666,667 Ordinary Shares, such that following the increase, the Company’s registered share capital will consist of 60,000,000 Ordinary Share, par value NIS 0.03.

Capital Increase

If the increase is approved, our Board would then have the power, without further shareholder approval (except to the extent that such approval may be required by law, stock exchange rules or other regulations), to issue additional authorized shares for at such times and in such amounts as the Board in its discretion may determine.

This increase in registered share capital would allow the Company to meet its future business, retention and financial needs as they may arise.

Proposed Resolutions

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the capital increase (including the relevant amendments to the Articles of Association and Memorandum of Association of the Company) as detailed in the Proxy Statement, dated October 26, 2021.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FIVE

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG
GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY, AND
AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2004. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2019	2020
Audit Fees(1)	$610	$500
Tax Fees(2)	240	236
Audit-related fees(3)	187	86

Total	$1,037	$822

(1) Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2) Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to additional efforts required in connection with mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3) Audit-related fees principally include assistance with audit services and consultation mainly related to mergers and acquisitions.

The Companies Law requires shareholders’ approval of the appointment of the Company’s independent public accountants. Our audit committee of our Board has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2021, and until the next annual general meeting of shareholders. Subject to the approval of this proposal, our Board will be authorized, upon the recommendation of the Company’s audit committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee, as contemplated by the Sarbanes-Oxley Act.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2021, and until the next annual general meeting of shareholders, and that the Company’s board of directors, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our Board is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2020, are included in our Annual Report. On October 26, 2021, the Company furnished to the SEC under the cover of Form 6-K its results of operations for the nine months ended September 30, 2021. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: October 26, 2021